Kazoo, LLC



Annual Report

2020

Annual Report 2020

Throughout this document, mentions of Kazoo, LLC refer to Kazoo, LLC, a limited liability company formed on April 1, 2019, in Washington, DC (the "Company"). The Company's physical address is 3034 Dent Place NW, Washington, DC 20007.

You may contact the Company by emailing services@getkazoo.com. This annual report is posted on the Company's website, https://kazoo.ai. The Company may provide additional, occasional updates to investors via https://wefunder.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Kazoo, LLC ("Company") is a corporation formed on April 1, 2019, in Washington, DC. The Company's physical address is 034 Dent Place, NW, Washington, DC 20007. The Company's web site may be accessed at https://kazoo.ai.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Peter Goodman

Board positions with Kazoo LLC

Dates	Position	Principal Occupation
4/1/2019	Board Manager	Executive

Positions with Kazoo LLC

Dates	Position	Responsibilities
6/23/2020 – present	CEO	Set strategic direction, run all aspects of the company
4/1/2019 – 6/22/2020	President & COO	Set strategic direction, run all aspects of the company

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2020 - Present	Kazoo, LLC	CEO/Cofounder; Mobile app company; Oversee all day-to-day operations.
Apr. 2019 – Jun. 2020	Kazoo, LLC	President & COO/Cofounder; Oversee all day-to-day operations.
Oct. 2008 – May 2020	Gut Instinct Creative, LLC	CEO/Founder; Oversaw all day-to-day operations.
Sept. 2005 – Oct. 2007	SelectLeaders, LLC	President & COO; Oversaw all day-to-date operations.
May 2001 – July 2005	MyJobCoach, Inc.	CEO/Founder; Oversaw all day-to-date operations.
Sep 1993 – Aug 2000	MSI Software, Inc.	CEO/Cofounder; Oversaw all day-to-date operations.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Peter J. Goodman owns 853,800 Series B Units, representing a voting power of 21.265%.

Pathmazing, Inc. owns 909,645 Series B Units, representing a voting power of 22.656%.

Nga Thi Howard owns 1,000,000 Serie B Units, representing a voting power of 24.907%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Kazoo developed a location-based scalable emergency and communications platform for major companies with millions of customers. We distinguish ourselves from all other apps on the market by combining the power of multiple apps into one, in a way that has never been done before. 50+ fun and unique map-based social features make Kazoo the companion app for life.

5. How many employees does the Company currently have? (§ 227.201(e))

One (1)

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development.

2. We are a young company entering into this new business. Because of this limited operating history, we have limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of our business are unproven. As a result of this limited operating history, we have limited financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in a rapidly evolving market.

3. We believe that the rapidly changing market in which we operate makes it impossible to predict the extent of our overall success. We may not be able to achieve favorable operating results or profitability or generate sufficient cash flow to support our business internally and to make distributions to the shareholders.

4. Product development is a long, expensive and uncertain process. The development of both UAV software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making investments in research and development relating to our products and services, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations.

5. Successful technical development of our products does not guarantee successful commercialization. We may fail to achieve commercial success for a number of reasons, including, among others, the following:
    a. prohibitive production costs;
    b. competing products;
    c. lack of product innovation;
    d. unsuccessful distribution and marketing through our sales channels;

e. product development that does not align with or meet customer needs.

6. Our success in the market for the products and services we develop will depend largely on our ability to properly demonstrate their capabilities. Upon demonstration, our platform of systems may not have the capabilities they were designed to have or that we believed they would have. Furthermore, even if we do successfully demonstrate our products' capabilities, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products we develop. As a result, significant revenue from our current and new product investments may not be achieved for a number of years, if at all.

7. If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace. Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. Patent protection can be limited and not all intellectual property can be patented. We expect to rely on a combination of patent, trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures, non-competition agreements and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and products, which could result in decreased revenues. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets.

8. The shareholders of the Company will have limited control over or influence in the management of the Company, which will be under the substantial control of the management of the Company. Successful operations and investments of our business will be dependent in major part upon the operating and management skills of our management. The loss of the services of our Chief Executive Officer, Peter J. Goodman, would have a material adverse impact on our ability to realize our objectives, which may adversely affect the Company's financial condition and results of operations.

9. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such

expertise could delay or halt the development and commercialization of our product candidates.

10. We may need to raise additional funds to support all of our strategies. Additional financing may not be available to us on favorable terms, if at all. If we cannot raise needed funds on acceptable terms, the Company may not be able to develop its business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial condition and results of operations. We may also require additional capital for general working capital purposes. If we cannot raise needed funds on acceptable terms, we may not be able to develop our business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, financial condition and results of operations.

11. In addition, our actual funding requirements may be greater than anticipated if certain assumptions turn out to be incorrect. Therefore, you should consider our estimates in light of the following facts:
    a. the estimated funding requirements may not reflect sufficient contingency amounts and may increase, perhaps substantially, if the Company is unable to generate revenues in the amount and within the time frame expected or if the Company has unexpected cost increases; and
    b. the Company faces many challenges and risks.

12. Any financial projections of our future operations presented in a format are prepared by management for internal budgeting purposes. Management has made various assumptions upon which these projections are based. These assumptions, and the projections themselves, are considered by management to be reasonable, but future events and operating results are not subject to accurate projections. The objective of the financial projections is to provide management's estimates of future financial results assuming one or more hypothetical or stipulated events occur. Accordingly, any prospective investors should be aware that these projections and the underlying assumptions constitute "forward-looking statements" and are subject to all of the caveats set forth under the caption "A Note About Forward Looking Statements." NO REPRESENTATION OR WARRANTY IS TO BE INFERRED FROM THESE PROJECTIONS. INVESTORS ARE THEREFORE URGED TO CONSULT WITH THEIR OWN ADVISORS (WHOSE VIEWS MAY DIFFER FROM THOSE DESCRIBED IN OUR PROJECTIONS) WITH RESPECT TO OUR ASSUMPTIONS AND OUR RESULTANT PROJECTIONS.

13. The company needs to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment. To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate

and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

14. Changes in general economic and business conditions, internationally, nationally and in the markets in which we operate, could have an adverse effect on our business, financial condition or results of operations.

15. Our operating results may be subject to factors which are outside of our control, including changes in general economic and business conditions, internationally, nationally and in the markets in which we operate. Such factors could have a material adverse effect on our business, financial condition or results of operations.

16. In addition, disruptions in the credit and financial markets, declines in consumer confidence, increases in unemployment, declines in economic growth and uncertainty about corporate earnings could have a significant negative impact on the U.S. and global financial and credit markets and the overall economy. Such events could have an adverse impact on financial institutions resulting in limited access to capital and credit for many companies. Furthermore, economic uncertainties make it very difficult to accurately forecast and plan future business activities. Changes in economic conditions, changes in financial markets, deterioration in the capital markets or other factors could have an adverse effect on the financial position, revenues, results of operations and cash flows of the Company.

17. The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

18. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we

believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

19. We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications. Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. We exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

20. We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

21. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

22. There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

23. There are no proceedings against the Company pending or so far as is known by the Company, threatened before any court or administrative agency which, if adversely decided, would have a Material Adverse Effect. One of the initial members of the Company has initiated a lawsuit against Peter J. Goodman, the current manager of the Company, claiming that he improperly

removed such initial member from the management of the Company and he engaged in other inappropriate conduct related to the management of the Company. Mr. Goodman has filed a motion to dismiss and a counterclaim against the initial member for defamation. The parties are actively involved in mediation of the dispute.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Series A Units	20,000,000	49,123	No	
Series B Units	20,000,000	4,015,020	Yes	
Series C Units	10,000,000	0	No	

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Wefunder offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

When Kazoo's securities were offered through Wefunder, last year and in 2021, the securities had a valuation cap of $3,000,000 while early bird investors were allowed to invest with a $2,750,000 valuation cap. This valuation was based on the current composition of the team, the technology currently built, the market value of competitors, and amount that currently would be required to replace the service capacity of an asset (replacement cost). In the future, the securities will be valued by the market or at the discretion of the Issuer.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Kazoo, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Wefunder have a minority ownership in Kazoo and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Wefunder investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Wefunder investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Wefunder may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Brian Eisenberg	$10,000	2%	12/31/2021
Peter J. Goodman	$35,203	10%	12/31/2023
Brian Eisenberg	$72,000	10%	12/31/2023
Nga Thi Howard	$210,541	10%	12/31/2023
Pathmazing Inc.	$106,410	3.2%	12/31/2021
Wefunder	$52,160	5%	4/14/2023
Wefunder	$43,619	5%	6/10/2023
Wefunder	$42,585	5%	6/19/2023
Wefunder	$22,000	5%	6/26/2023
Wefunder	$52,120	5%	3/19/2024

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
06/2019	Common Stock	5,000	Section 4(a)(2)	Operating capital
01/2020	Common Stock	10,000	Section 4(a)(2)	Operating capital
02/2021	Common Stock	28,000	Section 4(a)(2)	Operating capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Since opening in April 2019, the Company primarily focused on its organizational structure, designing and developing its location-based emergency and communications app, securing and managing its marketing partnerships.

The anticipated launch of its core Kazoo product is fall 2021. The Company has invested $425,456 development of the application Kazoo and, at present, is building its service and customer base to expand its network and better serve its clients in South Florida and the Greater Miami area.

The Company's activities are subject to significant risks & uncertainties, including failing to secure additional funding to finance operations or acquiring the necessary talent to continue its business activities.

Operating expenses for the period April 1, 2019 to December 31, 2019 totaled $103,215. Operating expenses for the period January 1, 2020 to December 31, 2020 totaled $69,472.

We recorded no revenue in each of these years. The components of our 2019 loss consisted of professional fees of $64,512, general and administrative costs of $26,714 and marketing costs of $11,989. The components of our 2020 loss consisted of professional fees of $64,512, general and administrative costs of $26,714 and marketing costs of $11,989.

In the year ended December 31, 2019 we were able to secure proceeds from issuance of long term-term convertible notes in the amount of $418,912. During the same year we received $16,095 via member contributions. In the year ended December 31, 2020 we were able to secure proceeds from issuance of long term-term convertible notes in the amount of $160,814. During the same year we received $27,500 via related party financing.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2020, and 2019, the Company had bank deposits in the amount of $8,012 and $10,306, respectively..

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $11,569 and $11,989 in advertising costs, respectively.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Kazoo, LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Kazoo, LLC will file a report electronically with the SEC annually and post the report on its website https://kazoo.ai no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Kazoo, LLC

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Peter J. Goodman, certify that the financial statements of Kazoo, LLC included in this Form are true and complete in all material respects.

/s/ Peter J. Goodman

X_____

Name: Peter J. Goodman

Title: Chief Executive Officer

Date: April 22, 2021

LNB ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT
OUR PRIORITY IS TO SAVE YOU TIME AND MONEY

March 17, 2021

To the **Members and Peter Goodman**
CEO
Kazoo, LLC
Washington, D.C

Re: **Letter Transmitting Unaudited Financial Statements Reports**

Enclosed is a copy of Kazoo LLC's financial statements for December 31, 2020 and our accountant's review report on those financial statements. We conducted our review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and complied with the AICPA's *Code of Professional Conduct*, including the ethical principles of integrity, objectivity, professional competence, and due care.

You agreed to include our accountant's unaudited report in any document containing financial statements that indicates that such financial statements have been reviewed by us and, prior to inclusion of the report, to obtain our permission to do so. Please, refer to our engagement letter dated March 3, 2021 for the terms and responsibilities of each party.

We appreciate the opportunity to be of service to you.

Very truly yours,

LNB Accounting

Concord, California

1320 WILLOW PASS ROAD, STE 600 – CONCORD, CA 94520
PHONE : 925-231-1464 – FAX : 866-599-8587 – EMAIL : INFO@LNBACCOUNTING.COM

KAZOO, LLC

UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2020

With Comparative Totals as of December 31, 2019

KAZOO, LLC

Table of Contents

December 31, 2020 and 2019

LNB ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT
OUR PRIORITY IS TO SAVE YOU TIME AND MONEY

INDEPENDENT ACCOUNTANT'S REPORT

To the Members and Management
Kazoo, LLC
Washington, D.C

We have reviewed the accompanying financial statements of Kazoo, LLC (a District of Columbia limited liability company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2019 Financial Statements

The financial statements of Kazoo, LLC as of December 31, 2019, were reviewed by other accountants whose report dated February 3, 2020, stated that based on their procedures, they are not aware of any material modifications that should be made to those financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

LNB Accounting

Concord, California
March 17, 2021

1320 WILLOW PASS ROAD, STE 600 – CONCORD, CA 94520
PHONE : 925-231-1464 – FAX : 866-599-8587 – EMAIL : INFO@LNBACCOUNTING.COM

KAZOO, LLC
Balance Sheets (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 8,012	$ 10,306
Total Current Assets	8,012	10,306
Non-Current Assets		
App Development Costs	425,456	317,913
Intangibles, Net	13,793	-
(Less Accumulated Amortization)	(2,299)	-
Total Non-Current Assets	436,950	317,913
Total Assets	$ 444,962	$ 328,219
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Current	$ 109,815	$ 106,410
Other Current Liabilities	7,532	-
Total Current Liabilities	117,347	106,410
Long Term Liabilities		
Notes Payable - Related Parties	384,632	335,940
Convertible Debt	165,198	-
Total Long Term Liabilites	549,830	335,940
Member's Equity (Deficit)		-
Membership Units - Series B, 20,000,000 Authorized; 4,015,020 Issued and Outstanding		-
Series B, No Par Value, 4,000,020 Issued and Outstanding	1,095	1,095
Series B, Par Value $1/Unit, 15,00 Issued and Outstanding	15,000	15,000
Total Membership Units - Servies B, 20,000,000 Authorized; 4,015,020 Issued and Outstanding	16,095	16,095
Retained Earnings	(238,310)	(130,226)
Total Liabilities and Members' Equity	$ 444,962	$ 328,219

See accompanying notes.

KAZOO, LLC
Statements of Operations (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	2020	2019
Operating Income		
Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
General and Administrative	12,745	26,714
Marketing and Advertising	11,569	11,989
Professional Fees	26,264	64,512
Software and Technology	16,595	-
Depreciation and Amortization	2,299	-
Total Operating Expenses	69,472	103,215
Net Operating Income (Loss)	(69,472)	(103,215)
Other Income and Expense		
Tax Exempt Income	2,000	-
Interest Expense	(40,612)	(25,863)
Organizational Costs	-	(1,148)
Total Other Income and Expense	(38,612)	(27,011)
Net Income (Loss) Before Provision for Income Tax	(108,084)	(130,226)
Provision for Taxes	-	-
Net Income (Loss)	$ (108,084)	$ (130,226)

See accompanying notes.

KAZOO, LLC
Statements of Cash Flows (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	2020	2019
Cash Flows From Operating Activies		
Net Loss	$ (108,084)	$ (130,226)
Adjustment to reconcile net loss to		
net cash from operating activities		
Amortization	2,299	-
Interest expense attributable to amortization of debt		
increase accrued interest	40,347	23,438
Syndication Cost	(13,793)	-
Net Cash Flows From Operating Activities	(79,231)	(106,788)
Cash Flows From Investing Activities		
App Development	(107,543)	(317,913)
Net Cash Flows From Investing Activities	(107,543)	(317,913)
Cash Flows From Financing Activies		
Proceeds from issuance of long-term notes	160,814	418,912
Debt repayments	(3,834)	-
Issuance	-	16,095
Financing from related parties	27,500	-
Net Cash Flows From Financing Activities	$ 184,480	$ 435,007
Net Change in Cash	(2,294)	10,306
Cash at Beginning of Period	10,306	-
Cash at End of Period	8,012	10,306

See accompanying notes.

KAZOO, LLC
Statements of Members' Equity (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	Series B Member Units Issued, No Par Value - 4,000,020 units	Series B Member Units Issued, at $1/Unit - 15,000 units	Retained Earnings Deficit	Total Members' Equity
Balance, April 1, 2019	$ -	-	-	$ -
Net Income (Loss)	-	-	(130,226)	(130,226)
Member Contributions	1,095	15,000	-	16,095
Balance, December 31, 2019	1,095	15,000	(130,226)	(114,131)
Net Income (Loss)	-	-	(108,084)	(108,084)
Balance, December 31, 2020	$ 1,095	15,000	(238,310)	$ (222,215)

See accompanying notes.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Kazoo, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the District of Columbia on April 01, 2019.

The Company developed an app platform designed for the B2B and B2C markets that uniquely aggregates multiple technologies to ensure a fluid user experience. It is the first and only app platform in the market designed to provide essential mobile security, social, location, and communications features all in one product. The Company's powerful technology provides encrypted safety capabilities that enable users to stream on-scene live video streaming with thetap of a button for instant notification to emergency contacts and law enforcement.

The Company's plan is to grow its revenues significantly by launching its iOS and Android versions of its technology. The Company intends to license its technology via a white label technology to companies in the telecom, ridesharing, tourism, and home security sectors.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

Launching and funding the app platform requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangibles

App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles until implementation. The Company will use the straight-line method of amortization once the Company launches the app platform. Amortization was recorded during the current reporting period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020. The following is a summary of intangibles as of December 31, 2020 and 2019.

	12/31/2020	12/31/2019
App Development Cost	425,456	317,913
(Less Accumulated Amortization)	(2,299)	-
Intangibles, net	423,157	317,913
Amortization Expense	2,299	-

Expenses

The Company records expenses in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds thatare readily convertible to known amounts of cash within 90 days from the date of purchase. Allcash balances are held at major banking institutions.

Notes Payable – Current and Non-Current

The Company entered into an unsecured promissory note with a private company for services provided during 2019 for the principal amount of $106,410. The note bears an interest rate of 3.20% per annum with principal and interest payments due quarterly. The principal balances are to be paid in full on or before the note mature on December 2021. The balance of the note plus accrued interest was $109,815 at December 31, 2020.

The Company also entered into a convertible promissory note in April 2020 with a crowdfunding service for the principal amount of $160,814. The convertible note bears a simple interest rate of 5.00% per annum to be computed on the basis of a year of 365 days for the actual number of days elapses. The maturity date is 36 months after the date of the note and the note shall be converted into units of Preferred units of the Company upon a change of control, a qualified financing, or at or after maturity. The balance of the convertible note plus accrued interest was $165,198 at December 31, 2020.

Member's Equity

The Company has authorized three series of Membership Interests Units. As of December 31,2020, authorized, issued, and outstanding member interests' units were as follows:

	Authorized	Issued
Series A Units	20,000,000	0
Series B Units	20,000,000	4,015,020
Series C Units	10,000,000	0

Series A Units will be offered and sold, at one time or from time to time as determined by the Board, at a price determined by the 8oard. The holders of Series A Unitsshall not be entitled to vote on any matter.

Series B Units were issued by the Company. Each Series B Unit shall entitle the holder thereof to one vote. All outstanding Series B Units were issued to founding members or related parties during the period from April 01, 2019 (inception) through December 31, 2019, in exchange for cash and other assets valued at $16,095. As of December 2020, the Company losses were allocated to members per proportion of membership units, resulting in decrease in value as detailed below:

	Units	Amount at 12/31/2020	Amount at 12/31/2019
Series B Member units issued at no par	4,000,020	$1,095	$1,095
Series B Member units issued at $1/unit	15,000	$15,000	$15,000
Total Series B Members Units Issued	4,015,020	$16,095	$16,095

Series C Units ("Incentive Shares") will be reserved for issuance by the Board for no consideration to employees and/or consultants to the Company. The holders of Series C Units shall not be entitled to vote on any matter.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements. The reclassification has no effect on the reported results of operations.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impactof recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities inactive markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observableeither directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require thereporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided onsuch deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company obtains temporary funding to cover operational costs from its three main founders. During 2019, the Company entered into various unsecured promissory notes with the founding members. The notes bear interest at 10% per annum. The principal and accrued interest are due within thirty days of the founding member providing the Company written noticeof demand. At December 31, 2020 the total combined balance of the notes (principal and accrued interest) was $384,632.

NOTE F - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the District of Columbia. As such, the liability of members of the Company for the financial obligations of theCompany are limited to each members' contribution of capital to the Company.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to March 17, 2020, which is the date that the financial statements wereavailable to be issued. There were no subsequent events to disclose.